NAME OF REGISTRANT

Franklin California Tax-Free Trust
File No. 811-04356

EXHIBIT ITEM No. 77M: Mergers

Pursuant to a Plan of Reorganization made by Franklin California Tax-Free Trust ("FCTFT") on behalf of its series, Franklin California Tax-Exempt Money Fund (the "Money Fund") and Franklin California Ultra-Short Tax-Free Income Fund
(the "Ultra-Short Fund"), Ultra-Short Fund has acquired all of the property, assets and goodwill of the Money Fund on March 18, 2016, in exchange solely for shares of common stock of Ultra-Short Fund and the distribution, pursuant to the Agreement of Merger, of the Money Fund shares of common stock to the Ultra-Short Fund.